UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: December 31, 2008
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☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transitional Period Ended:______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

GFR Pharmaceuticals, Inc.
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Full Name of Registrant

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Former Name if Applicable

99 Yan Xiang Road, Biosep Building
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Address of Principal Executive Office (Street and Number)

Xi An, Shaan Xi Province, P. R. China 710054
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

| (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ | (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GFR Pharmaceuticals, Inc. (the “Company”) will be delayed in filing its Form 10-KSB because of a delay in the preparation of its audited financial statements.  For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-KSB for the year ended December 31, 2007.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Steven W. Schuster	Counsel	(212) 448-1100
(Name)	(Title)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

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(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A

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GFR Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: Executed this 27th day of March, 2009	By:	/s/ Zhong Ya Li
Zhong Ya Li, Chief Financial Officer

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EXHIBIT A

Fiscal Year Ended December 31, 2008:

The Company’s revenues for the year ended December 31, 2008 were $3,816,154 compared to $3,201,088 for the year ended December 31, 2007. However, the Company had an estimated net loss of for the year ended December 31, 2008 compared to net income in the year ended December 31, 2007.